Exhibit 99.1

PROQR THERAPEUTICS N.V.
Index to Unaudited Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Financial Position

	September 30,	December 31,
	2018	2017
	€ 1,000	€ 1,000
Assets
Current assets
Cash and cash equivalents	113.716	48.099
Prepayments and other receivables	1.976	2.064
Social securities and other taxes	1.195	396

Total current assets	116.887	50.559

Property, plant and equipment	2.065	2.505
Intangible assets	39	39

Total assets	118.991	53.103

Equity and liabilities
Equity
Equity attributable to owners of the Company	102.575	39.363
Non-controlling interests	(173)	(38)
Total equity	102.402	39.325

Current liabilities
Borrowings	2.000	1.960
Trade payables	771	546
Social securities and other taxes	7	1.019
Pension premiums	—	—
Deferred income	1.122	347
Other current liabilities	6.364	4.622

Total current liabilities	10.264	8.494

Borrowings	6.325	5.284

Total liabilities	16.589	13.778

Total equity and liabilities	118.991	53.103

The notes are an integral part of these condensed consolidated financial statements.

PROQR THERAPEUTICS  |  ZERNIKEDREEF 9  |  2333 CK LEIDEN  |  THE NETHERLANDS  |  +31 88 166 7000  | WWW.PROQR.COM

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Profit or Loss and OCI

(€ in thousands, except share and per share data)

	Three month period		Nine month period
	ended September 30,		ended September 30,
	2018	2017	2018	2017
	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Other income	2.958	326	4.428	984

Research and development costs	(6.297)	(7.226)	(19.972)	(22.808)
General and administrative costs	(2.579)	(2.753)	(7.900)	(7.949)

Total operating costs	(8.876)	(9.979)	(27.872)	(30.757)

Operating result	(5.918)	(9.653)	(23.444)	(29.773)
Finance income and expense	(74)	(868)	(664)	(2.589)

Result before corporate income taxes	(5.992)	(10.521)	(24.108)	(32.362)
Income taxes	—	—	(1)	(2)

Result for the period	(5.992)	(10.521)	(24.109)	(32.364)
Other comprehensive income	(4)	49	(15)	114

Total comprehensive income	(5.996)	(10.472)	(24.124)	(32.250)

Result attributable to
Owners of the Company	(5.959)	(10.511)	(23.974)	(32.354)
Non-controlling interests	(33)	(10)	(135)	(10)
	(5.992)	(10.521)	(24.109)	(32.364)

Share information
Weighted average number of shares outstanding(1)	33.355.327	25.282.588	32.440.220	24.255.792

Earnings per share attributable to the equity holders of the Company (expressed in Euro per share)
Basic loss per share(1)	(0,18)	(0,42)	(0,74)	(1,33)
Diluted loss per share(1)	(0,18)	(0,42)	(0,74)	(1,33)

The notes are an integral part of these condensed consolidated financial statements.

(1)         For this period presented in these financial statements, the potential exercise of share options is not included in the diluted earnings per share calculation as the Company was loss-making in all periods. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal in this period.

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Changes in Equity

	Attributable to owners of the Company
				Equity
				Settled
				Employee				Non-
	Number of	Share	Share	Benefit	Translation	Accumulated		controlling	Total
	shares	Capital	Premium	Reserve	Reserve	Deficit	Total	interests	Equity
		€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Balance at January 1, 2017	23,346,856	934	123,597	4,353	(15)	(75,733)	53,136	—	53,136
Result for the period	—	—	—	—	—	(32,354)	(32,354)	(10)	(32,364)
Other comprehensive income	—	—	—	—	114	—	114	—	114
Recognition of share-based payments	—	—	—	3,090	—	—	3,090	—	3,090
Issue of ordinary shares	2,115,612	85	8,677	—	—	—	8,762	—	8,762
Share options exercised	381		1	—	—	—	1	—	1

Balance at September 30, 2017	25,462,849	1,019	132,275	7,443	99	(108,087)	32,749	(10)	32,739

Balance at January 1, 2018	36,425,014	1,457	148,763	8,377	136	(119,370)	39,363	(38)	39,325
Result for the period	—	—	—	—	—	(23,974)	(23,974)	(135)	(24,109)
Other comprehensive income	—	—	—	—	(15)	—	(15)	—	(15)
Recognition of share-based payments	—	—	—	2,245	—	—	2,245	—	2,245
Issue of ordinary shares	6,612,500	265	84,032				84,297		84,297
Share options exercised	—		659	—	—	—	659	—	659

Balance at September 30, 2018	43,037,514	1,722	233,454	10,622	121	(143,344)	102,575	(173)	102,402

The notes are an integral part of these condensed consolidated financial statements

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Cash Flows

	Three month period		Nine month period
	ended September 30,		ended September 30,
	2018	2017	2018	2017
	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Cash flows from operating activities
Net result	(5.992)	(10.521)	(24.109)	(32.364)
Adjustments for:
— Depreciation	242	267	725	807
— Share-based compensation	734	890	2.245	3.090
— Financial income and expenses	74	868	664	2.589
— Net foreign exchange gain / (loss)	(4)	49	(15)	114

Changes in working capital	656	829	1.074	(539)
Cash used in operations	(4.290)	(7.618)	(19.416)	(26.303)

Corporate income tax paid	1	—	—	(2)
Interest received/(paid)	32	10	25	69

Net cash used in operating activities	(4.257)	(7.608)	(19.391)	(26.236)

Cash flow from investing activities
Purchases of intangible assets	—	—	—	—
Purchases of property, plant and equipment	(99)	(18)	(285)	(111)

Net cash used in investing activities	(99)	(18)	(285)	(111)

Cash flow from financing activities
Proceeds from issuance of shares, net of transaction costs	84.295	5.539	84.295	8.762
Proceeds from exercise of share options	637	—	660	1
Proceeds from borrowings	—	100	101	201
Proceeds from convertible loans	115	150	430	150

Net cash generated by financing activities	85.047	5.789	85.486	9.114

Net increase/(decrease) in cash and cash equivalents	80.691	(1.837)	65.810	(17.233)

Currency effect cash and cash equivalents	57	(742)	(193)	(2.225)
Cash and cash equivalents, at beginning of the period	32.968	42.321	48.099	59.200

Cash and cash equivalents at the end of the period	113.716	39.742	113.716	39.742

The notes are an integral part of these condensed consolidated financial statements.

PROQR THERAPEUTICS N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

1. General information

ProQR Therapeutics N.V., or “ProQR” or the “Company”, is a development stage company domiciled in the Netherlands that primarily focuses on the development and commercialization of novel therapeutic medicines.

Since September 18, 2014, the Company’s ordinary shares are listed on the NASDAQ Global Market under ticker symbol PRQR.

The Company was incorporated in the Netherlands, on February 21, 2012 and was reorganized from a private company with limited liability to a public company with limited liability on September 23, 2014. The Company has its statutory seat in Leiden, the Netherlands. The address of its headquarters and registered office is Zernikedreef 9, 2333 CK Leiden, the Netherlands.

ProQR Therapeutics N.V. is the ultimate parent company of the following entities:

•                  ProQR Therapeutics Holding B.V. (100%);

•                  ProQR Therapeutics I B.V. (100%);

•                  ProQR Therapeutics II B.V. (100%);

•                  ProQR Therapeutics III B.V. (100%);

•                  ProQR Therapeutics IV B.V. (100%);

•                  ProQR Therapeutics VI B.V. (100%);

•                  ProQR Therapeutics VII B.V. (100%);

•                  ProQR Therapeutics VIII B.V. (100%);

•                  ProQR Therapeutics IX B.V. (100%);

•                  ProQR Therapeutics I Inc. (100%);

•                  Amylon Therapeutics B.V. (80%).

ProQR Therapeutics N.V. is also statutory director of Stichting Bewaarneming Aandelen ProQR (“ESOP Foundation”) and has full control over this entity.

As used in these condensed consolidated financial statements, unless the context indicates otherwise, all references to “ProQR” or the “Company” refer to ProQR Therapeutics N.V. including its subsidiaries and the ESOP Foundation.

2. Significant Accounting Policies

These condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), in particular IAS 34 - Interim Financial Reporting. Certain information and disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2017. In the opinion of management, all adjustments, consisting of normal recurring nature, considered necessary for a fair presentation have been included in the condensed consolidated financial statements.

The Company’s financial results have varied substantially, and are expected to continue to vary, from period to period. The Company believes that its ordinary activities are not linked to any particular seasonal factors.

The Company operates in one reportable segment, which comprises the discovery and development of innovative, RNA based therapeutics.

3. Adoption of new and revised International Financial Reporting Standards

The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those applied in the preparation of the Company’s annual financial statements for the year ended December 31, 2017. New Standards and Interpretations, which became effective as of January 1, 2018, did not have a material impact on our condensed consolidated financial statements.

4. Critical Accounting Estimates and Judgments

In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

(a) Share-based payments

Share options granted to employees and consultants are measured at the fair value of the equity instruments granted. Fair value is determined through the use of the Black-Scholes option-pricing model, which is considered the most appropriate model for this purpose by management.

Initially, the Company’s ordinary shares were not publicly traded and consequently the Company needed to estimate the fair value of its share and the expected volatility of that value. Please refer to the Company’s annual financial statements for the year ended December 31, 2017 for the assumptions used in those estimates. The value of the underlying shares was determined on the basis of the prior sale of company stock method. As such, the Company has benchmarked the value per share to external transactions of Company shares and external financing rounds.

For options granted from the moment of listing, the Company uses the closing price of the ordinary shares on the previous business day as exercise price of the options granted.

The result of the share option valuations and the related compensation expense is dependent on the model and input parameters used. Even though Management considers the fair values reasonable and defensible based on the methodologies applied and the information available, others might derive a different fair value for the Company’s share options.

(b) Corporate income taxes

The Company recognizes deferred tax assets arising from unused tax losses or tax credits only to the extent that the Company has sufficient taxable temporary differences or there is convincing evidence that sufficient taxable profit will be available against which the unused tax losses or unused tax credits can be utilized. Management’s judgment is that such convincing evidence is currently not sufficiently available and a deferred tax asset is therefore only recognized to the extent that the Company has sufficient taxable temporary differences.

(c) Grant income

Grant income is not recognized until there is reasonable assurance that the Company will comply with the conditions attached to them. Grants are recognized in profit or loss on a systematic basis over the period the Company recognizes as expenses the related costs for which the grants are expected to compensate.

(d) Research and development expenditures

Research expenditures are currently not capitalized but are reflected in the income statement because the criteria for capitalization are not met. At each balance sheet date, the Company estimates the level of service performed by the vendors and the associated costs incurred for the services performed.

Although we do not expect the estimates to be materially different from amounts actually incurred, the understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and could result in reporting amounts that are too high or too low in any particular period.

The condensed consolidated financial statements do not include all disclosures for critical accounting estimates and judgments that are required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2017.

5. Cash and Cash Equivalents

At September 30, 2018, the Company’s cash and equivalents were € 113,716,000 as compared to € 48,099,000 at December 31, 2017. A significant portion of the cash balance is denominated in US dollars. The cash balances are held at banks with investment grade credit ratings. The cash at banks is at full disposal of the Company.

6. Current liabilities

At September 30, 2018 and December 31, 2017, the other current liabilities consisted principally of accruals for services provided by vendors not yet billed and other miscellaneous liabilities.

7. Borrowings

	September 30,	December 31,
	2018	2017
	€ 1,000	€ 1,000
Innovation credit	5.000	4.899
Accrued interest on innovation credit	2.183	1.683
Convertible notes	1.142	662

Total borrowings	8.325	7.244
Current portion	(2.000)	(1.960)
	6.325	5.284

Innovation credit (“Innovatiekrediet”)

On June 1, 2012, ProQR was awarded an Innovation credit by the Dutch government, through its agency RVO of the Ministry of Economic Affairs, for the Company’s cystic fibrosis program. Amounts were drawn under this facility in the course of the years 2013 through 2018. The credit covers 35% of the costs incurred in respect of the program up to an initial maximum of € 5.0 million through March 31, 2018.

The credit is interest-bearing at a rate of 10% per annum. The credit, including accrued interest, is repayable in three instalments on November 30, 2018, November 30, 2019 and November 30, 2020, depending on the technical success of the program.

The assets which are co-financed with the granted innovation credit are subject to a right of pledge for the benefit of RVO.

Convertible loans

Convertible loans were issued to Amylon Therapeutics B.V. in 2017 and are interest-bearing at an average rate of 8% per annum. They are convertible into a variable number of ordinary shares within 36 months at the option of the holder or the Company in case financing criteria are met. Any unconverted loans become payable on demand after 24 months in equal quarterly terms.

8. Shareholders’ equity

The authorized share capital of the Company amounting to € 7,200,000 consists of 90,000,000 ordinary shares and 90,000,000 preference shares with a par value of € 0.04 per share. At September 30, 2018, 43,037,514 ordinary shares were issued and fully paid in cash, of which 4,321,951 were held by the Company as treasury shares (31 December 2017: 4,503,149).

On October 2, 2015, the Company filed a shelf registration statement, which permitted: (a) the offering, issuance and sale by the Company of up to a maximum aggregate offering price of $ 200,000,000 of its ordinary shares, warrants and/or units; and (b) as part of the $ 200,000,000, the offering, issuance and sale by us of up to a maximum aggregate offering price of $ 60,000,000 of its ordinary shares that may be issued and sold under a sales agreement in one or more at-the-market offerings. In 2017, the Company has issued 976,477 shares pursuant to its current at-the-market offering program, resulting in proceeds of € 4,138,000, net of € 127,000 of offering expenses. In 2018, no shares were issued pursuant to our ATM facility.

On June 28, 2017, the Company agreed to the issuance of 1,200,000 ordinary shares to institutional investors at an issue price of $ 5.00 per share in a registered direct offering with gross proceeds of € 5,278,000. The closing of the offering was effected on July 3, 2017. Transaction costs amounted to € 414,000, resulting in net proceeds of € 4,864,000.

In November 2017, the Company consummated an underwritten public offering and concurrent registered direct offering of 6,397,498 ordinary shares at an issue price of $ 3.25 per share. The gross proceeds from both offerings amounted to € 17,671,000 while the transaction costs amounted to € 988,000, resulting in net proceeds of € 16,683,000.

In September 2018, the Company consummated an underwritten public offering and concurrent registered direct offering of 6,612,500 ordinary shares at an issue price of $ 15.75 per share. The gross proceeds from both offerings amounted to € 89,983,000 while the transaction costs amounted to € 5,688,000, resulting in net proceeds of € 84,295,000.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Share options

The Company operates an equity-settled share-based compensation plan which was introduced in 2013. Options may be granted to employees, members of the Supervisory Board, members of the Management Board and consultants. The quarterly compensation expenses included in operating costs for this plan in 2018 were € 735,000 (2017: € 890,000), of which € 550,000 (2017: € 468,000) was recorded in general and administrative costs and € 185,000 (2017: € 422,000) was recorded in research and development costs.

9. Other income

	Three month period ended September 30,
	2018	2017
	€ 1,000	€ 1,000

Grant income	2.835	134
Other income	123	192
	2.958	326

On February 9, 2018, the Company entered into a partnership agreement with Foundation Fighting Blindness (FFB), under which FFB has agreed to provide funding of $7.5 million for the pre-clinical and clinical development of QR-421a for Usher syndrome type 2A targeting mutations in exon 13.

On June 5, 2018, the Company entered into a partnership agreement with EB Research Partnership (EBRP) and EB Medical Research Foundation (EBMRF) under which EBRP and EBMRF have agreed to provide funding of $5.0 million for the clinical development of QR-313 for Dystrophic Epidermolysis Bullosa targeting mutations in exon 73.

In addition, funding was received in 2018 for our Huntington’s disease program.

Grants are recognized in other income in the same period in which the related R&D costs are recognized.

10. Research and development costs

Research and development costs amount to € 6,297,000 for the quarter ended September 30, 2018 compared to € 7,226,000 for same period in 2017 and comprised of allocated employee costs including share-based payments, the costs of materials and laboratory consumables, outsourced activities, license and intellectual property costs and other allocated costs.

11. General and administrative costs

General and administrative costs amount to € 2,579,000 for the quarter ended September 30, 2018 compared to € 2,753,000 for the quarter ended September 30, 2017.

12. Income taxes

Due to the operating losses incurred since inception the Company has no tax provisions as of the balance sheet date. Furthermore, no significant temporary differences exist between accounting and tax results. Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, the Company has not yet recognized any deferred tax asset related to operating losses.

13. Events after balance sheet date

•                  In-licensed exclusive worldwide rights for IONIS-RHO-2.5Rx, now QR-1123, from Ionis Pharmaceuticals. QR-1123 is a first-in-class investigational oligonucleotide (gapmer) for the treatment of autosomal dominant retinitis pigmentosa (adRP), a rare inherited form of blindness with no approved therapy.

•                  A first in human Phase 1/2 clinical trial in adRP patients is expected to start in 2019.

•                  Received a conditional waiver of the €5 million Innovation credit that was awarded by the Dutch Ministry of Economic Affairs for the Company’s cystic fibrosis program. Consequently, the total repayment, including principal and interest, of €7.2 million (scheduled in three annual payments) has been waived and will be reviewed annually for 3 years.